Exhibit 99.103

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation in the Registration Statement on Form 40-F (the “Form 40-F”) of our auditor’s report dated February 27, 2025 relating to the consolidated financial statements of WBM Capital Corp. (formerly, Tiidal Gaming Group Corp.) consisting of the consolidated statement of financial position as at October 31, 2024 and 2023 and the related consolidated statements of net (loss) income and comprehensive (loss) income, changes in shareholders’ equity and cash flows for the years then ended, which appears as Exhibit 99.12 to the Form 40-F being filed with the United States Securities and Exchange Commission.

We consent to the incorporation in the Registration Statement on Form 40-F (the “Form 40-F”) of our auditor’s report dated February 8, 2024 relating to the consolidated financial statements of Tiidal Gaming Group Corp. (formerly GTA Finance Corp. Inc.) consisting of the consolidated statement of financial position as at October 31, 2023 and 2022 and the related consolidated statements of net income (loss) and comprehensive income (loss), changes in shareholders’ equity and cash flows for the years then ended, which appears as Exhibit 99.6 to the Form 40-F being filed with the United States Securities and Exchange Commission.

We also consent to reference to us under the heading Interests of Experts in the Management Information Circular, filed as Exhibit 99.6, the Listing Statement, filed as Exhibit 99.44 and Annual Information Form, filed as Exhibit 99.80 to the Form 40-F.

Chartered Professional Accountants
Licensed Public Accountants
June 4, 2026
Mississauga, Canada